Exhibit 99.1

PARCELPAL TECHNOLOGY INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - expressed in Canadian Dollars)

For the Three Months Ended March 31, 2021 and 2020

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

ParcelPal Technology Inc. Condensed Interim Statements Financial Position (Unaudited - expressed in Canadian Dollars)

	Notes	March 31, 2021 $	December 31, 2020 $

ASSETS
Current assets
Cash		233,648	255,668
Accounts receivable	3	217,153	363,653
Prepaid expenses		14,596	34,344
Loan receivable	4	-	1,874
		465,397	655,539

Vehicles and Right-of-use assets	5	402,965	343,699

Total assets		868,362	999,238

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	674,168	1,053,012
Convertible Note	11	608,724	766,070
Derivative liability	11	672,102	794,631
Sales tax payable		330,857	300,903
Short-term loan payable		-	28,051
Lease obligations - current	10	198,878	92,736
		2,484,729	3,035,403

Lease obligations	10	107,750	120,167

Total liabilities		2,592,479	3,155,570

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	6	13,017,681	11,408,737
Contributed surplus		3,579,480	3,363,593
Deficit		(18,321,278)	(16,928,662)
Total shareholders’ (deficit) equity		(1,724,117)	(2,156,332)

Total liabilities and shareholders’ equity		868,362	999,238

Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 12)

Approved by the Board of Directors

“Rich Wheeless”	Director	“Brian Storseth”	Director

The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc. Condensed Interim Statements of Loss and Comprehensive Loss For the Three Months Ended March 31, (Unaudited - expressed in Canadian Dollars)

	Notes	2021 $	2020 $

SALES	3	1,188,918	1,100,327

COST OF SALES	12	(1,185,294)	(1,087,668)

GROSS PROFIT		3,624	12,659

EXPENSES
Consulting fees	7	25,611	175,340
Marketing and promotion		-	12,882
Management and director fees	7	191,155	-
Office and miscellaneous		157,637	329,665
Professional fees		57,589	24,051
Regulatory and filing fees		25,597	20,052
Salaries		129,676	296,993
Share-based compensation	6	222,852	42,687
Travel and accommodation		15,574	3,002
		(825,691)	(904,672)

Loss before other items		(822,067)	(892,013)

Other items:
Derivative liability		(404,692)	-
Foreign exchange		6,255	-
Interest expense	11	(162,709)	(5,742)
Write-off of asset		(9,403)	-
		(570,549)	(5,742)

Loss and comprehensive loss for the period		(1,392,616)	(897,755)

Basic and diluted loss per share		(0.01)	(0.01)

Weighted average number of shares outstanding – basic and diluted		110,239,211	80,778,869

The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc. Condensed Interim Statements of Changes in Shareholders’ Equity For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions received in advance $	Deficit $	Total $

Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	100,240	(12,054,580)	433,968

Shares issued pursuant to:
Option exercises	1,000,000	162,218	(72,218)	(90,000)	-	-
Debt settlement	416,667	50,000	-	-	-	50,000
In lieu of consulting fees	805,556	38,500	-	-	-	38,500
Share based compensation	-	-	42,687	-	-	42,687
Net and comprehensive loss for the period	-	-	-	-	(897,755)	(897,755)
Balance, March 31, 2020	89,166,576	9,618,409	2,991,086	10,240	(12,952,335)	(332,600)

Shares issued pursuant to:
Option exercises	1,000,000	147,909	(57,909)	-	-	90,000
Warrant exercises	200,000	30,000	-	-	-	30,000
Convertible note	6,154,897	756,919	-	-	-	756,919
Debt settlement	2,370,000	384,000	-	-	-	384,000
In lieu of consulting fees	4,062,500	471,500	-	-	-	471,500
Write-off subscriptions receivable	-	-	-	(10,240)	-	(10,240)
Share-based compensation	-	-	430,416	-	-	430,416
Net and comprehensive loss for the period	-	-	-	-	(3,976,327)	(3,976,327)
Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	(16,928,662)	(2,156,332)

Shares issued pursuant to:
Convertible note	9,341,447	1,494,429	-	-	-	1,494,429
Warrant exercises	657,000	98,550	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	9,000
Share-based compensation	-	-	222,852	-	-	222,852
Net loss for the period	-	-	-	-	(1,392,616)	(1,392,616)

Balance, March 31, 2021	113,052,420	13,017,681	3,579,480	-	(18,321,278)	(1,724,117)

The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc. Condensed Interim Statements of Cash Flows For the Three Months Ended March 31, (Unaudited - expressed in Canadian Dollars)

	2021 $	2020 $

Operating activities
Loss for the period	(1,392,616)	(897,755)
Add non-cash items:
Amortization	77,411	92,863
Share-based compensation	222,852	42,687
Accrued interest	156,492	-
Shares issued in lieu of consulting fees	-	38,500
Unrealized foreign exchange gain	(5,979)	-
Impairment of asset	9,404	-
Fair value of derivative	404,692	-
Changes in non-cash working capital items
Sales tax payable	31,765	19,922
Prepaid expenses	19,748	-
Accounts receivable	146,500	448,365
Accounts payable and accrued liabilities	(378,844)	(10,428)
Net cash flows used in operating activities	(708,575)	(265,846)

Investing activity
Disposal of vehicle	15,314	-
Net cash flows used in investing activity	15,314	-

Financing activities
Convertible note	659,350	-
Exercise of options	9,000	-
Exercise of warrants	98,550	-
Lease payments	(67,608)	(88,308)
Loan repayment	(28,051)	-
Subscriptions received	-	58,650
Net cash flows provided by financing activities	671,241	(29,658)

Change in cash during the period	(22,020)	(295,504)
Cash – beginning of the period	233,648	295,593

Cash – end of the period	255,668	89
Supplemental cash flow information: Income taxes paid		-
Interest paid	6,217	49,669

The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Technology Inc. (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

These condensed interim financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these condensed interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On March 11, 2020 the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time, and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2020. These condensed interim financial statements were approved by the board of directors for use on May 28, 2021.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

Restatement of previously reported financial statements

The Company has determined that its initial application of IFRS 16 Leases was incorrect and resulted in a material misstatement. The Company previously discounted lease payments using the interest rate implicit in the lease to determine the lease liabilities and right-of-use assets. In determining the present value of the lease payments, the Company also included non-refundable sales tax as part of the lease payments and residual value guarantees. The Company has determined this was not the appropriate method to determine the present value of the lease payments and has therefore revalued its lease liabilities and right-of-use assets using the Company’s discount rate at the time of the lease and has excluded sales tax from the present value calculation and residual value guarantees based on an expected value of the right-of-use assets. The Company has used an incremental borrowing rate with a range of 6.88% to 9.75% and an average rate of 8.29% to calculate the present value of the lease payments.  The change in measurement has resulted in changes to the right-of-use asset balances at initial measurement, the lease liability balances at initial measurement and depreciation and interest amounts over the fiscal periods being restated.

In addition to the re-measurement of the lease liabilities and right-of-use assets the Company determined that the amortization expense related to the vehicle leases should be included as cost of sales and not as an operating expense.

The following table summarizes the effect of the adjustment described above on the Company’s condensed interim statements of loss and comprehensive loss:

For the three months ended March 31, 2020
	Previously reported $	Adjustment $	Restated $

Cost of Sales	(994,805)	(92,863)	(1,087,668)
Gross margin	105,522	(92,863)	12,659

Amortization	65,975	(65,975)	-
Interest	7,494	(1,752)	5,742
Office and miscellaneous	323,219	6,446	329,665
Operating expenses	396,688	(61,281)	335,407

Net Loss	(866,173)	(31,582)	(897,755)

The following table summarizes the effect of the adjustment described above on the Company’s condensed interim statement of cash flows:

For the three months ended March 31, 2020
	Previously reported $	Adjustment $	Restated $

Loss for the period	(866,173)	(31,582)	(897,755)
Amortization	65,975	26,888	92,863
Net cash flows used in operating activities	(800,198)	(4,694)	(804,892)

Payment of lease obligation	(93,002)	4,694	(88,308)
Net cash flows provided by financing activities	(34,352)	4,694	(29,658)

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

3.	ACCOUNTS RECEIVABLE

	March 31, 2021 $	December 31, 2020 $

Accounts receivable	217,153	363,653

As at March 31, 2021, 85% (December 31, 2020 – 95%) of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts, was made.

One customer accounted for 35% of accounts receivable at March 31, 2021 (2020 – 73% of accounts receivable) and 92% (2020 – 95%) of total revenues during the three months ended March 31, 2021.

4.	LOAN RECEIVABLE

On July 29, 2018 the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019, $89,374 of the loan was repaid and during the three months ended March 31, 2021 the Company wrote-off the remaining $1,874 as uncollectible.

5.	RIGHT-OF-USE ASSETS AND VEHICLES

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at March 31, 2021 and December 31, 2020 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2019	-	894,046	894,046
Additions	166,501	358,423	524,924
Disposal	-	(881,676)	(881,676)
Balance, December 31, 2020	166,501	370,793	537,294
Additions	-	159,521	159,521
Disposal	(26,108)	(130,498)	(156,606)
Balance, March 31, 2020	140,393	399,816	540,209

Accumulated amortization
Balance, December 31, 2019	-	683,789	683,789
Amortization	16,559	372,300	388,859
Disposal	-	(879,053)	(879,053)
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	17,549	59,862	77,411
Disposal	(3,264)	(130,498)	(133,762)
Balance, March 31, 2020	30,844	106,400	137,244

Net Book Value
Balance, December 31, 2020	149,942	193,757	343,699
Balance, March 31, 2021	109,549	293,416	402,965

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

During the three months ended March 31, 2021, the Company included $77,411 (2020 - $92,863) of amortization in cost of sales.

On October 1, 2020, the Company purchased vehicles for $132,466 to increase its delivery capacity. The Company paid $77,999 in cash and financed the remaining $54,467 via short term loans. The loans are non-interest bearing and due on January 31, 2021.

On December 31, 2020 upon expiration of certain vehicle leases the Company purchased the previously leased vehicles for $34,035.

During the three months ended March 31, 2021, the Company disposed of two vehicles and received $15,314 and recorded a write-off of asset of $7,530.

6.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the three months ended March 31, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,500.
h)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

The following is a summary of the Company’s stock option activity:

	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	10,374,000	0.22
Granted	6,725,000	0.09
Exercised	(2,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,099,000)	0.20
Balance, December 31, 2020	9,800,000	0.15
Granted	2,000,000	0.145
Exercised	(100,000)	0.09
Cancelled	(450,000)	0.19

Balance, March 31, 2021	11,250,000	0.15

Pursuant to the exercise of stock options the Company reallocated $6,965 (2020 - $72,218) of contributed surplus to share capital.

During the three months ended March 31, 2021, the Company recorded share-based payments expense of $222,852 (2020 - $42,687) pursuant to the vesting of previously granted options and the granting of 2,000,000 stock options to the directors of the Company. The options granted vest immediately, have an exercise price of $0.145 and expire on January 22, 2026. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:

	March 31, 2021	December 31, 2020

Weighted average fair value of options granted	$0.11	$0.06

Risk-free interest rate	0.41%	0.44 – 1.51%
Estimated life	5 years	1 – 5 years
Expected volatility	107%	106% - 119%
Expected dividend yield	0.00%	0.00%

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

As at March 31, 2021, the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	1.63	150,000
November 28, 2022	0.18	1.66	550,000
January 21, 2023	0.32	1.81	450,000
May 1, 2023	0.24	2.08	500,000
June 28, 2023	0.20	2.24	25,000
August 15, 2023	0.21	2.38	400,000
August 31, 2023	0.27	2.42	200,000
November 22, 2023	0.26	2.65	150,000
December 13, 2023	0.25	2.70	750,000
May 2, 2024	0.27	3.09	150,000
May 17, 2024	0.245	3.16	200,000
June 17, 2024	0.245	3.22	300,000
May 6, 2025	0.09	4.10	2,675,000
June 1, 2025	0.14	4.17	250,000
July 22, 2025	0.09	4.31	400,000
November 12, 2025	0.075	4.62	2,100,000
January 22, 2026	0.145	4.82	2,000,000
		3.74	11,250,000

Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	12,112,313	0.23

Exercised	(200,000)	0.15
Expired	(10,027,836)	0.29
Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15

Balance, March 31, 2021	1,227,477	0.15

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

As of March 31, 2021, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number Outstanding	Exercise Price $

November 22, 2021	1,227,477	0.15
	1,227,477	0.15

7.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three Months Ended March 31,
	2021 $	2020 $
Consulting fees	-	67,840
Management fees	191,155	-
Salaries and wages	19,688	-
Share-based compensation	222,852	-
Software development	-	28,272
	433,695	96,112

Included in accounts payable as at March 31, 2021 is $42,775 (December 31, 2020 - $85,669) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

8.	FINANCIAL INSTRUMENTS

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the three months ended March 31, 2021.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $76,251 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. During the three months ended March 31, 2021, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at March 31, 2021 the Company has not accessed the equity line of credit.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2021.

9.	LEASE OBLIGATIONS

During the year ended December 31, 2020 the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 11.31% and recorded a lease obligation of $358,423. During the three months ended March 31, 2021, the Company renewed several lease agreements and recorded an additional obligation of $159,522.

The Company’s lease obligations at March 31, 2021 and December 31, 2020 and the changes for the periods then ended are as follows:

$
Balance, December 31, 2019	202,798
Lease additions	358,423
Lease termination	(2,623)
Interest expense	28,671
Payments	(374,366)
Balance, December 31, 2020	212,903
Lease additions	159,522
Lease credit	(4,385)
Interest expense	6,196
Payments	(67,608)
Balance, March 31, 2021	306,628

The Company’s future minimum lease payments under the lease obligations as at March 31, 2021 and December 31, 2020 are as follows:

	March 31, 2021 $	December 31, 2020 $

Less than 1 year	240,127	104,745
1-5 years	120,740	134,784
5 + years	-	-
Total minimum lease payments	360,867	239,529
Less: Imputed Interest	(54,239)	(26,626)
Total lease obligations	306,628	212,903
Current portion of lease obligations	(198,878)	(92,736)
Non-current portion of lease obligations	107,750	120,167

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

10.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2020 and the three months ended March 31, 2021, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

	March 31, 2021	December 31, 2020

Risk-free interest rate	0.12%	0.10 – 0.34%
Estimated life	0.5 - 0.75 years	.5-.75 years
Expected volatility	130%-140%	60% - 101%
Expected dividend yield	0.00%	0.00%

The convertible notes issued are as follows:

On April 14, 2020, the Company issued a convertible note for US$367,500 with a guaranteed interest rate of 10% and an original issue discount of US$17,500. The convertible note was received in two tranches, the first US$262,500 (CAD - $350,092) on April 17, 2020 (“First Tranche”) and the remaining US$105,000 (CAD - $139,893) on May 7, 2020 (“Second Tranche”). The convertible note had a maturity date of 225 days from the date the cash was received and could be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 600,000 common shares valued at $nil.

On initial measurement the Company fair valued the conversion option of the First Tranche at $85,981 and allocated the residual value of $264,111 to the loan. The Company amortized the loan to maturity using an effective interest rate of 37.12%. During the year ended December 31, 2020, the First Tranche was converted into 4,929,897 common shares valued at $756,919.

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020 and during the three months ended March 31, 2021 the Second Tranche was converted into 1,975,822 common shares valued at $316,132.

On June 29, 2020, the Company issued a second convertible note for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%. The loan was converted on January 13, 2021 into 2,756,250 common shares valued at $468,563.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

On September 29, 2020, the Company issued a convertible note for US$157,500 (CAD - $201,178) with a guaranteed interest rate of 5% and an original issue discount of US$7,500. The note matures on March 28, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 150,000 common shares fair valued at $nil. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%. On February 2, 2021, the loan was converted into 2,756,250 common shares valued at $385,875.

On October 16, 2020, the Company issued a convertible note for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%. On February 17, 2021, the loan was converted into 1,378,125 common shares valued at $325,859.

On December 21, 2020, the Company issued a convertible note for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%.

On January 15, 2021, the Company issued a convertible note for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%.

On March 12, 2021, the Company issued a convertible note for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%.

The fair value of the derivative liability at March 31, 2021 was $672,103 (2020 - $794,631). During the three months ended March 31, 2021 the Company recorded a loss on fair value of derivative liability of $103,614 (2020 - $nil) related to conversion and $301,078 (2020 - $nil) in unrealized loss from remeasurement of the outstanding derivative liabilities.

ParcelPal Technology Inc. Notes to the Condensed Interim Financial Statements For the Three Months Ended March 31, 2021 and 2020 (Unaudited - expressed in Canadian Dollars)

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2019	-	-
Additions	890,663	302,035
Interest expense	77,640	-
Accretion	246,291	-
Change in fair value of derivative liability	-	866,238
Conversion of convertible debt	(384,820)	(373,642)
Foreign exchange on loan	(63,704)	-
Balance, December 31, 2020	766,070	794,631
Additions	435,343	224,007
Interest expense	20,772	-
Accretion	135,720	-
Change in fair value of derivative liability	-	404,692
Conversion of convertible debt	(743,202)	(751,228)
Foreign exchange on loan	(5,979)	-

Balance, March 31, 2021	608,724	672,102

11.	COST OF SALES

For the three months ended March 31, 2021 and 2020, cost of sales consists of the following:

	March 31, 2021 $	March 31, 2020 $

Amortization	77,411	92,863
Driver expenses	-	10,539
Fuel	81,989	84,870
Salaries and wages	1,025,894	909,935
	1,224,827	1,087,668

12.	SUBSEQUENT EVENTS

Subsequent to March 31, 2021:
1)	The Company received US$650,000 in additional convertible notes.